EXHIBIT 20
                                                   ----------

December 16, 1996

Board of Directors
AIRCOA Hospitality Services, Inc.
5775 DTC Boulevard, Suite 300
Englewood, Colorado  80111

Advisory Committee
AIRCOA Hotel Partners, L.P.
5775 DTC Boulevard, Suite 300
Englewood, Colorado  80111

Members of the Board and Advisory Committee:

On behalf of Regal Hotel Management, Inc. ("RHM"), a subsidiary of Regal Hotels International Holdings Limited (Regal), we are pleased to propose that we commence negotiations with respect to the acquisition by RHM of all of the outstanding Class A limited partnership units (the "Class A Limited Partnership Units") and Class B limited partnership units (the "Class B Limited Partnership Units" and together with the Class A Limited Partnership Units, the "Limited Partnership Units") of AIRCOA Hotel Partners, L.P. (the "Partnership") not currently owned by RHM or its affiliates at a price of $2.35 per Class A Limited Partnership Unit and $16.80 per Class B Limited Partnership Unit (the "Acquisition").

As you know, Regal and its affiliates currently own approximately 71% of the Partnership's outstanding Class A Limited Partnership Units and approximately 94% of the Partnership's outstanding Class B Limited Partnership Units. We have witnessed the decline in the value of our interest as a result, we believe, of the financing constraints and extra operating costs associated with the Partnership's being publicly owned. Therefore, we believe that it would be in the best interests of RHM, the Partnership and the holders of the Partnership's Limited Partnership Units for RHM to acquire the outstanding Limited Partnership Units through the Acquisition.

We believe that this proposal is fair from a financial point of view to the minority holders of the Limited Partnership Units of the Partnership. It provides a substantial premium to current market prices to the holders of Class A Limited Partnership Units and enables the holders of both Class A Limited Partnership Units and Class B Limited Partnership Units to achieve liquidity which they are presently unable to achieve in the market. The proposed offer price of $2.35 per Class A Limited Partnership Unit represents an approximate 55% premium over the average closing price of the Class A Limited Partnership Units on the American Stock Exchange over the 60 trading days ended December 13, 1996 and an approximate 25% premium over the average closing price over the 60 trading days ended December 13, 1995.

We believe it makes the most sense to structure the Acquisition as a merger of a Delaware limited partnership owned by RHM with the Partner-ship. RHM is prepared to enter into a merger agreement pursuant to which the Acquisition would be effected. The merger agreement would be


                      Page 22 of 23 Pages
in a form, and contain terms, provisions and conditions, customary for transactions of this type. Our proposal is fully financed and is subject only to execution of a definitive merger agreement.

We wish to make it clear that RHM is not interested under any circumstances in selling its interest in, or approving a sale of, the Partnership to any other party and that there is thus no prospect of such a transaction with a third party. We are in a position to proceed on an expedited basis and urge that, in order to minimize uncertainty, the Advisory Committee act as quickly as possible in considering our proposal.

We would welcome the opportunity to meet with you and further outline our proposal. We reserve the right to amend or withdraw this proposal at any time at our discretion.

Sincerely yours,

REGAL HOTEL MANAGEMENT, INC.

____________________________              ____________________________
Joel Hiser                                Michael Sheh
Senior Vice President                     Senior Vice President


                      Page 23 of 23 Pages